Mail Stop 3561

November 15, 2007

By Facsimile and U.S. Mail

Mr. Patrick M. Byrne
Chairman and Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah   84121

> **Re:** **Overstock.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2007,**
> **June 30, 2007 and March 31, 2007**
> **File No. 0-49799**

Dear Mr. Byrne:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

2.   Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statement of Operations

3.   We note that you classify in fulfillment partner revenue amounts received for commissions and fees earned from various services rendered. Please revise your presentation in the statement of operations to separately report these amounts as service revenue distinct from product sales to comply with Rule 5-03(b)(1) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

4.   According to your website, you sell an extended warranty protection plan to your customers. Please disclose your accounting policy for this program and tell us the nature of the program and who is the primary obligor. Tell us your basis for how you report the sales and costs related to the sale of the warranty program and if your accounting complies with FTB 90-1. If the nature of the warranty program you sell requires you to estimate the costs relating to your obligations, tell us what consideration you gave to including in management's discussion and analysis a discussion of these costs among your critical accounting estimates.

Revenue Recognition, page F-11

Direct Revenue

5.   You disclose that revenue is recognized when products are shipped to customers. Please
        expand your disclosure to state when title transfers to the customer. Supplementally
        please explain to us how your accounting policy for direct revenue sales complies with
        the delivery and performance requirements of SAB Topic 13:A. If shipping terms
        determine risk of loss during shipment and/or title transfer to the customer, please explain
        them to us and revise your disclosure to clarify these terms. If revenue on direct revenue
        sales is recognized prior to the transfer of title and delivery of the product to the
        customer, please clarify how your policy complies with GAAP.

Fulfillment Partner Revenue

6.   We note that you report revenue on a gross basis for sales of merchandise owned by other
        retailers who provide fulfillment services and ship merchandise to the customer. You
        refer to these sales as fulfillment partner revenues. In this regard, please provide us with
        a comprehensive response explaining why you believe your arrangements with the
        fulfillment partners meet the requirements of paragraphs 7 through 14 of EITF 99-19 for
        gross revenue reporting by separately addressing in detail each of the indicators
        discussed in these paragraphs. In your response, please clarify how the ordering and
        shipping process operates for these sales, when title to the merchandise is transferred
        from the partner to you and when title is subsequently transferred to the customer.

7.   We note that you have more than 500 fulfillment partner relationships. Please provide us
        with a copy of the typical agreement with a fulfillment partner that governs the
        arrangement, outlines the responsibilities of each party, and states the terms of the sales
        transactions. Tell us how your arrangement may differ materially for certain partners.
        Please file on EDGAR a copy of a typical fulfillment partner agreement.

Note 3. Restructuring Expense, page 8

8.   Please expand your disclosure to disclose the total restructuring costs expected to be
        incurred and the cumulative costs incurred to date. Reference is made to SFAS 146,
        paragraph 20.

Item 15. Exhibits, Financial Statement Schedules

3. Exhibits

Exhibits 32.1 and 32.2

9.   We note that none of the 906 certifications filed by your CEO and CFO have a current date and accordingly are not properly dated. As a result, a full amendment of the periodic report is required. Please amend Form 10-K for the fiscal year ended December 31, 2006 in its entirety and provide new 302 and 906 certifications that have a current date. We also note that the 906 certifications filed with Form 10-Q for the first fiscal quarter ended March 31, 2007 as well as those filed with Forms 10-Q for the second and third fiscal quarters ended June 30, 2007 and September 30, 2007, respectively, are also not dated. Accordingly, please also amend all three Forms 10-Q filed in 2007 in their entirety to provide currently dated 302 and 906 certifications.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

    Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief